FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2017

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Américas S.A.

Inscription in Securities Register N° 175

Santiago, November 30, 2017

Ger. Gen. N° 21/2017

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador Bernardo O’Higgins N°1449

Santiago, Chile

   Ref. SIGNIFICANT EVENT

Dear Sir,

In accordance with articles 9 and 10, under Securities Market Law N°18,045, and as established under General Norm No. 30 of the Superintendence, duly authorized on behalf of Enel Américas S.A. (Enel Américas or the “Company”), I hereby inform you of the following significant event:

In session held on November 29, 2017, the Board of Directors of Enel Américas S.A., unanimously agreed to distribute an interim dividend of US$ 0.00100 per share on January 26, 2018, attributable to the 2017 fiscal period, corresponding to 15% of net income as of September 30, 2017, in accordance with the Company’s dividend policy.

The aforementioned dividend will be paid in Chilean pesos, the legal currency, converted according to the Observed Dollar exchange rate published in the Official Gazette on January 19, 2018.

In accordance with the provisions of Circular No. 660, of 1986, of the Superintendence, we send to you, Form N ° 1, which delivers the information regarding the interim dividend agreed upon.

Sincerely,

Luca D’Agnese

Chief Executive Officer

c.c.:    Banco Central de Chile (Central Bank of Chile)

           Bolsa de Comercio de Santiago (Santiago Stock Exchange)

           Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

           Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

           Banco Santander - Representantes Tenedores de Bonos (Bondholders Representative)

           Depósito Central de Valores (Central Securities Depositary)

           Comisión Clasificadora de Riesgos (Risk Rating Commission)

SUPERINTENDENCE

SECURITIES AND INSURANCE

CHILE

INTERNAL USE: S.V.S. OFFICE

FORM No.°1

DIVIDENDS DISTRIBUTION

0.01 Original Information: YES 0.02 Date : 11/29/2017 (month/day/year)

1. COMPANY IDENTIFICATION

1.01 Tax No.°:   94.271.000-3                                                        1.02 Date:    11 / 29 / 2017   (month/day/year)

1.03 Company:   ENEL AMÉRICAS   S.A.

1.04 Securities registry N°:   175                                             1.05 Affected series:    Unique   .

1.06 Ticker local exchange:   ENELAM                                        1.07 Movement code:   96__

2. AGREEMENT AND AMOUNT OF THE DIVIDEND

2.01 Date of agreement:  11 / 29 / 2017  (month/day/year)

2.02 Agreement Settlement:    3   .  (1: Ordinary Shareholders Meeting / 2: Extraordinary Shareholders Meeting /

                                                        3: Board Meeting)

2.03 Amount of the dividend:  USD 57,582,467.-_                                                       2.04 Type of currency: USD

3. SHARES AND SHAREHOLDERS WITH RIGHTS

3.01 Number of shares: 57,452,641,516.- 3.02 Closing Date: 01 / 20 / 2018 (month/day/year)

4. DIVIDEND INFORMATION

4.01 Type of dividend:  1_ (1: Interim / 2: Definitive minimum by law / 3 Definitive additional or  eventual)

4.02 Year Ended:  09 / 30 / 2017  (month/day/year)

4.03 Type of payment:   1       (1: In cash / 2: Optional in cash or shares of the issuance / 3: Optional in cash or shares of others companies

                                                  / 4: Other)

5. PAYMENT OF THE DIVIDEND IN CASH  (In cash or optional in cash or shares)

5.01 Payment in cash: USD 0.00100 /share 5.02 Type of currency: USD 5.03 Payment Date: 01 / 26 / 2018 (month/day/year)

(CONTINUE)

6. DISTRIBUTION OF THE OPTIONAL DIVIDEND IN SHARES

6.01 Start Date:      /    /     (month/day/year)

6.02 Expiration Option Date:      /    /     (month/day/year)

6.03 Date of the distribution of shares :      /    /     (month/day/year)

6.04 Series to choose:                                 (Only if the option is based on shares of own issuance)

6.05 Shares post movement:                                 (Only if the option is based on shares of own issuance)

6.06 Tax No.° of the Issuer:                        (Only if the option is based on shares in which the company is holder)

6.07 Ticker local Exchange:                        .

6.08 Factor of shares:                           shares  to be received by one share with rights

6.09 Share price:                      / share.                                                   6.10 Type of currency: $                  .

7. COMMENTS

Tax purposes: The Tax Credit that this dividend might have shall be communicated to the shareholders in due course.

Dividend imputation: This dividend shall be charged against the Net Income for the fiscal year 2017 and corresponds to 15% of the liquid net income for the year as of 30 September, 2017.

Time and place of payment: To the shareholders that have granted their corresponding authorization, the dividend will be transferred the bank account or a bank savings account of the shareholder.  To the shareholders who have requested for the dividend to be sent to them by mail, shall receive the dividend dispatched by a nominative check or bank draft by certificated mail sent to the address of the shareholder recorded in the Shareholders’ Register. The shareholders who collect their check or bank draft directly, should do so on banking days as of January 26, 2018, in any of the branches of Banco de Crédito e Inversiones, BCI, throughout the country from Monday to Friday, from 9:00 to 14:00. This last modality will be used also for all those shareholders who have not expressly requested any specific form of payment, and for all of those whose bank accounts have been challenged in a verification process. In those cases in which checks or bank draft have been returned by mail to DCV Registros S.A., they will remain in their custody until they are collected or requested by the shareholders.

Newspaper and date of publication: the publication of the notification of this dividend shall take place in the Santiago El Mercurio newspaper, on 17 January, 2018.

Type of entity: Publicly Held Limited Liability Stock Company.

Dividend per share: pursuant to the provisions of Circular Letter no. 660 of 1986 of the Superintendence of Securities and Insurance, number 5.01 of this Form has indicated as the amount in the United States of America dollars to be paid per share a number than has five decimal places, approaching the fifth decimal to the nearest integer. However, for the purposes of the accuracy of the calculation of the dividend per share, the exact amount to be paid per share is US$ 0.00100225969477772.

Exchange rate: The exchange rate to be used for the conversion of US dollars to Chilean pesos, and to proceed to the payment of the dividend in said Chilean pesos, a legal tender, shall be the observed dollar, published in the official journal Diario Oficial on 19 January, 2018.

Statement: "The information contained in this form is the faithful expression of the truth, therefor I take on the corresponding legal responsibility".

SIGNATURE OF THE LEGAL REPRESENTATIVE: __________________________

NAME OF LEGAL REPRESENTATIVE: LUCA D’AGNESE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Luca D'Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: December 1, 2017